UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 26, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FedEx Corporation

File No. 1-15829 - CF#34924

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       FedEx Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on March 22, 2017.

       Based on representations by FedEx Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through September 30, 2020
Exhibit 10.2	through September 30, 2020
Exhibit 10.3	through September 30, 2020
Exhibit 10.4	through September 30, 2020
Exhibit 10.5	through September 30, 2020
Exhibit 10.6	through September 30, 2020
Exhibit 10.7	through September 30, 2020
Exhibit 10.8	through September 30, 2020
Exhibit 10.9	through September 30, 2020
Exhibit 10.10	through September 30, 2020
Exhibit 10.11	through September 29, 2024
Exhibit 10.12	through May 31, 2025
Exhibit 10.13	through September 30, 2022

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary